As filed with the Securities and Exchange Commission on January 8, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Concho Resources Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)

20605P101
(CUSIP Number of Class of Securities of Underlying Common Stock)

David W. Copeland
Vice President and General Counsel
Concho Resources Inc.
550 West Texas Avenue, Suite 1300
Midland, Texas 79701
(432) 683-7443
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

W. Matthew Strock
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,249,371	$131

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 384,106 shares of common stock of Concho Resources Inc., representing all options eligible to be amended pursuant to this offer having an aggregate value of $4,249,371 will be amended. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of October 22, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose. This filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on November 29, 2007, as noted below.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $131.	Filing Party: Concho Resources Inc.
Form or Registration No.: 005-83399.	Date Filed: November 29, 2007.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     Third-party tender offer subject to Rule 14d-1.
☑     Issuer tender offer subject to Rule 13e-4.
☐     Going-private transaction subject to Rule 13e-3.
☐     Amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

CUSIP NO. 20605P101
SCHEDULE TO
(Amendment No. 2)
     This is a final amendment (“Amendment No. 2”) to the Tender Offer Statement, or Schedule TO, filed with the Securities and Exchange Commission on November 29, 2007, and as amended and supplemented on December 10, 2007, in connection with the offer (the “Offer”) by Concho Resources Inc., a Delaware corporation (“Concho Resources”), to amend certain stock options to purchase Concho Resources common stock held be the option holder to include new restrictions on the exercisability of those stock options in order to limit the adverse tax consequences that will apply to those stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and other interpretive guidance issued by the U.S. Internal Revenue Service thereunder, and to receive a cash payment in relation to the making of such amendment. Except as expressly amended and supplemented by this Amendment No. 2, all terms of the Offer and all disclosure in the Schedule TO and the Exhibits thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4a of this Schedule TO is hereby amended and supplemented to add the following:
     The Offer expired at 11:59 p.m., CST, on December 28, 2007. Pursuant to the Offer, we accepted for amendment Eligible Options to purchase 384,106 shares of common stock. We have sent to each Eligible Optionee who made an election to participate in the Offer a Confirmation of Amendment substantially in the form of Exhibit 99.(a)(1)(J), as filed with the Securities and Exchange Commission on November 29, 2007.
     This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 8, 2008

CONCHO RESOURCES INC.
By:	/s/ David W. Copeland
David W. Copeland
Vice President and General Counsel

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Amend Eligible Outstanding Stock Options, dated November 29, 2007.

99.(a)(1)(B)*	E-mail Announcement of Offer.

99.(a)(1)(C)*	Election Form.

99.(a)(1)(D)*	Confirmation of Receipt of Election Form.

99.(a)(1)(E)*	Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)*	Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)*	Concho Resources Inc.’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2007, filed with the SEC on November 14, 2007, and incorporated herein by reference.

99.(a)(1)(H)*	Form of Addendum.

99.(a)(1)(I)*	Form of Reminder Notice.

99.(a)(1)(J)*	Form of Confirmation of Amendment.

99.(a)(1)(K)*	Form of Promise to Make Cash Payment.

99.(a)(1)(L)**	Amendment No. 1 to Offer to Amend Eligible Outstanding Stock Options.

99.(a)(1)(M)**	E-mail regarding Amendment No. 1 to Offer to Amend Eligible Outstanding Stock Options.

99.(a)(4)(A)*	Form S-8 Registration Statement under the Securities Act of 1933, filed with the SEC on August 30, 2007, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)*	2006 Stock Incentive Plan, filed as Exhibit 10.13 to the Registration Statement on Form S-1, filed with the SEC on April 24, 2007, and incorporated herein by reference.

99.(d)(1)(B)**	Form of Amendment to Stock Option Award Agreement.

99.(d)(1)(C)*	2004 Stock Option Plan.

99.(d)(1)(D)*	Form of Stock Option Award Agreement.

99.(g)	Not applicable.

*	Previously filed with Schedule TO filed with the Securities and Exchange Commission on November 29, 2007 and incorporated herein by reference.

**	Previously filed with Schedule TO filed with the Securities and Exchange Commission on December 10, 2007 and incorporated herein by reference.